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SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of foreign issuer pursuant to rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For	PRESS RELEASE ISSUED ON NOVEMBER 25, 2002

QUEBECOR WORLD INC. (Formerly known as Quebecor Printing Inc.)

(Translation of Registrant's Name into English)

612 Saint-Jacques Street, Montreal, Quebec H3C 4M8

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F	☐	Form 40-F	☒

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	☐	No	☒

QUEBECOR WORLD INC.
(Formerly known as Quebecor Printing Inc.)
Filed in this Form 6-K

Documents index

1.
Press Release issued on November 25, 2002 (#24/02)

November 25, 2002	24/02
For immediate release	Page 1 of 3

Quebecor World Announces Senior Executive Succession Plan
Organizational Announcement
By the Right Honourable Brian Mulroney
Chairman of the Board, Quebecor World Inc.

Montréal, Canada — As part of its ongoing succession plan Quebecor World Inc. (NYSE; TSX: IQW) is conducting an extensive succession plan review to ensure it has the necessary executive talent to lead and implement its global business plans going forward. This review process is being led by the Chairman of the Board and the Chief Executive Officer of the Corporation with the involvement of the Board of Directors.

On September 25, 2002, the Corporation announced the implementation of a new operating structure and senior leadership appointments. These senior leadership appointments were made to further strengthen the operating structure and to enhance customer service. Messrs. John Paloian and David Boles were appointed Co-Chief Operating Officers of Quebecor World North America.

Mr. Charles G. Cavell, President and Chief Executive Officer of the Corporation has informed the Board of Directors of his desire to announce his decision to retire at the Annual Meeting of Shareholders in April, 2003. In the meantime Mr. Cavell intends to focus much of his time and effort on the Company's long-term strategic direction while delegating more of the day-to-day operating management responsibilities to other individuals reporting to him.

To facilitate this process, on November 5, 2002, the Corporation announced the appointment of Mr. Michel Desbiens to the newly created position of Chief Executive Officer, International Operations. Prior to the merger in June 2000 of Donohue Inc. and Abitibi-Consolidated Inc., Mr. Desbiens was President and Chief Executive Officer of Donohue Inc., having led that corporation's growth in becoming one of the most important and profitable pulp and paper companies in the world.

For immediate release	Page 2 of 3

It is expected that the organizational structure will continue to evolve whereby Messrs. Desbiens, Paloian and Boles will progressively assume full responsibility for the operating management of the Corporation. Mr. Cavell has committed to ensure a proper transition of his executive responsibilities over time. However, the specific timing and exact form of succession planning has not been finalized. Mr. Cavell currently intends to continue in his role as Chief Executive Officer of the Corporation until such time that a proper transition and succession plan are in place. This may require a transition period of up to one year, until on or about December 31, 2003. Mr. Cavell has agreed to remain a member of the Board of Directors and to act as a consultant to the Corporation following his retirement as an Officer of the Corporation.

"I have said many times that Quebecor World is greater than any single individual. I believe the process, people and management structure we have put into place will provide for an orderly transition and will allow us to continue to manage the Company in the best interests of our customers, employees and shareholders," commented Charles G. Cavell, President and CEO, Quebecor World. "I am strongly committed to this course and look forward to further developing the Company's long-range strategic direction to position it for greater growth in the years to come."

Mr. Christian M. Paupe, Executive Vice President, Chief Financial Officer and Chief Administrative Officer of the Corporation has informed the Board of Directors of his intention to explore other career opportunities. Mr. Paupe is committed to an orderly and proper transition of his responsibilities as Chief Financial Officer and Chief Administrative Officer of the Corporation and has informed the Chairman of his complete cooperation and ongoing availability, as required.

"Throughout my tenure at Quebecor World I have concentrated on promoting and developing first class financial management. Today the right team is in place to insure the Company's continued success," said Mr. Paupe. "During the next several months I will work with the CEO and the rest of the senior management team to facilitate an orderly transfer of our global corporate services."

A number of organizational changes were recently made in relation to the financial management of the Corporation. Mr. Denis Aubin, Senior Vice President, Corporate Finance and Treasury, will continue to have responsibility for treasury operations, client financial services, taxation, real estate and risk management. In addition, Mr. Aubin has assumed responsibility for investor relations and corporate communications. Effective November 1, 2002, Mr. Carl Gauvreau was appointed Senior Vice President and Chief Accounting Officer reporting to Mr. Paupe. In this role, Mr. Gauvreau has assumed responsibility for financial reporting, budgets, results and internal control. It is also expected that

For immediate release	Page 3 of 3

other areas of responsibility that currently report to Mr. Paupe such as global procurement, human resources, corporate development and legal services will progressively be transitioned to other executives such as Mr. Desbiens. Mr. Paupe has committed to continue his employment with the Corporation until or about May 31, 2003 or until such time as a new Chief Executive Officer is appointed by the Corporation.

The Right Honourable Brian Mulroney
Chairman of the Board, Quebecor World Inc

Quebecor World Inc. (NYSE; TSX: IQW) is the largest commercial printer in the world. It is a market leader in most of its major product categories which include magazines, inserts and circulars, books, catalogs, specialty printing and direct mail, directories, digital pre-media, logistics, mail list technologies and other value added services. Quebecor World Inc. has approximately 40,000 employees working in more than 160 printing and related facilities in the United States, Canada, Brazil, France, the United Kingdom, Belgium, Spain, Austria, Sweden, Switzerland, Finland, Chile, Argentina, Peru, Colombia, Mexico and India.

Web address: www.quebecorworld.com

For further information please contact.

Jeremy Roberts
Vice-President,
Corporate Finance and
Investor Relations
Quebecor World Inc.
(514) 877-5118
(800) 567-7070

Tony Ross
Director, Communications
Quebecor World Inc.
(514) 877-5317
(800) 567-7070

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUEBECOR WORLD INC.
By: /s/ Christian M. Paupe Name: Christian M. Paupe Title: Executive Vice President, Chief Administrative Officer and Chief Financial Officer

Date: November 25, 2002

QuickLinks

QUEBECOR WORLD INC. (Formerly known as Quebecor Printing Inc.) Filed in this Form 6-K
Quebecor World Announces Senior Executive Succession Plan Organizational Announcement By the Right Honourable Brian Mulroney Chairman of the Board, Quebecor World Inc.
SIGNATURES